Exhibit 99.1

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                 ELBIT MEDICAL GROUP SIGNS DEFINITIVE AGREEMENTS
              (CLOSING) FOR THE SALE OF AN ADDITIONAL PORTFOLIO OF SHOPPING CENTERS IN POLAND AND IN THE CZECH REPUBLIC

           PORTFOLIO INCLUDES FOUR OPERATIONAL CENTERS IN POLAND, AND CENTERS UNDER DEVELOPMENT IN POLAND AND IN THE CZECH REPUBLIC

Tel-Aviv, Israel - August 1st, 2005 - Elbit Medical Imaging Ltd. (NASDAQ:EMITF) ("EMI") today announced that on July 29th, 2005, EMI's wholly owned subsidiary company, Plaza Centers (Europe) BV ("Plaza Centers") signed binding definitive Transaction Agreements with the Klepierre Group of France, one of the leading owners and operators of shopping centers in Europe. The Transaction is comprised of two stages ("Stage A" and "Stage B" respectively).

Within the framework of Stage A of the Transaction, which was consummated on July 29th, 2005, Klepierre SA ("Klepierre") acquired the entire equity and voting rights (100%) of the companies owning four (4) operational shopping centers in Poland which are valued in the total amount of approximately million
(euro) 204 million (approximately $ 250 million as at the date of this release), calculated on the basis of the gross rentals of these centers as at the Closing, capitalized at certain agreed yields. An adjustment of the purchase price will be conducted on or before December 31, 2005 on the basis of the gross rentals as at the adjustment date, capitalized at the agreed yields. In addition, a customary net asset value adjustment will be conducted within 90 days of the Closing on the basis of audited financial statements as at the Closing Date.

Under the terms of Stage B of the Transaction, Klepierre will acquire the entire equity and voting rights in the companies presently developing four (4) shopping centers in Poland and in the Czech Republic. Klepierre was also awarded an option to acquire an additional shopping center presently under development in Poland, upon the fulfillment of certain conditions. Upon the completion and delivery of the shopping centers, Klepierre will pay a purchase price calculated on the basis of the gross rentals on the date of delivery, capitalized at agreed yields. As security for payment of the purchase price on completion of the shopping centers, Klepierre furnished Plaza Centers at the Closing held on July 29th, 2005 with irrevocable bank guarantees in respect of the entire consideration based upon forecasted gross rentals. A final price adjustment of the purchase price for these development centers will be conducted up to nine
(9) months following delivery on the basis of actual gross rentals prevailing on the adjustment date, capitalized at the agreed yields, as well as customary net asset value adjustments.

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As part of the Stage A Transaction, Segece, a subsidiary of Klepierre
("Segece"), acquired the entire outstanding share capital of Plaza Centers Management Poland Sp.z.o.o., ("Management Company") the Polish subsidiary of Plaza Centers which operates the operational malls, which have been acquired by Klepierre. In addition, Segece has acquired the remaining 50% of the equity rights in the Hungarian management company, which were retained by Plaza Centers following the consummation of the transaction for the acquisition by Klepierre of the 12 Hungarian shopping centers in July 2004, and Klepierre has returned, unexercised, to Plaza Centers a guarantee in the amount of (euro) 7.5 million held as security for certain future incomes in regard to that transaction.

Subject to verification as aforesaid, the assets sold under Stage A and Stage B of the transaction are valued in the aggregate amount of approximately (euro) 425 million (approximately $ 516 million as at the date of this release).

The Chairman of the Board of Directors of the Company, Mr. Mordechay Zisser, commented: "This Transaction is a further step in establishing EMI's position as the regional industry leader in development and construction of shopping and entertainment centers and in furthering implementation of EMI's strategy of co-operation with large European bodies in it's area of operations. Furthermore, this Transaction enables EMI to accelerate its development and construction of additional shopping and entertainment centers in Europe".

   About Elbit Medical Imaging

   EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. and focuses on four main fields of operations: Commercial and Entertainment Malls through its subsidiary Plaza Centers; the Hotel segment through its subsidiary Elscint Ltd.; image guided treatment through InSightec; and venture capital investments in the telecommunications business.

   Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission.


   Company Contact:                       Investor Contact:
   ----------------                       -----------------
   Marc Lavine                            Kathy Price
   Elbit Medical Imaging Ltd.             The Anne McBride Company
   011-972-3-608-6000                     1-212-983-1702 x207
   mlavine@eureop-israel.com              kprice@annemcbride.com
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